Exhibit 16.1

January 6, 2025

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

We have read Item 4.01 of Form 8-K of Vocodia Holdings Corp. dated January 6, 2025, and are in agreement with the statements as they relate to our Firm contained therein. We have no basis to agree or disagree with the other statements contained therein.

Very truly yours,

/s/ Rosenberg Rich Baker Berman, P,A.